[The9 Limited Letterhead]
October 12, 2010
VIA EDGAR AND FACSIMILE
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The9 Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2009 File No. 001-34238 (the “2009 Form 20-F”)
Dear Ms. Collins:
The Company has received the letter dated September 29, 2010 from the staff of the Securities and Exchange Commission regarding the 2009 Form 20-F. Since China was in an extended National Day holiday period during the past seven days, it was difficult for the Company to reach out to and gather input from its PRC counsel and auditors to address the staff’s comments. Therefore, the Company would like to request an extension of the response deadline to October 25, 2010.
If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the Company’s U.S. counsel, David T. Zhang of Latham & Watkins, at (852) 2912 2503. Thank you very much.

Very truly yours,
/s/ George Lai
George Lai
Chief Financial Officer

c.c.	Jun Zhu, Chairman and Chief Executive Officer, David T. Zhang, Latham & Watkins, Tom Colwell and Charlotte Lu, Deloitte Touche Tohmatsu CPA Ltd.